UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.5 )*


                         Longs Drug Stores Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   543162 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)




                    W.G. Combs, President, Board of Trustees
                          The Thomas J. Long Foundation
                  141 North Civic Drive, Post Office Box 5222.
                         Walnut Creek, California 94596
                                 (510) 937-1170
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  June 30, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.                           13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                 23 718 07 12


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                                                           00


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                  [  ]

                                                               Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   CALIFORNIA


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER                            1,953,342
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER                                -0-
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER                       1,953,342
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER                           -0-


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    1,953,342

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                      [  ]

                                                               Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                             Approximately 5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                                           CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D


Item 1.  Security and Issuer

     This Amendment No. 5 to Schedule 13D relates to the common stock (the "Common Stock") of Longs Drug Stores Corporation, a Maryland corporation, ("Longs Drug Stores"), which has its principal executive offices at 141 North Civic Drive, Walnut Creek, California 94596.

Item 2.  Identity and Background

     This Amendment No. 5 to Schedule 13D is being filed by The Thomas J. Long Foundation, a California public benefit corporation, which has its principal address at 141 North Civic Drive, Walnut Creek, California 94596 (the "Foundation"). The name, business or residence address, and principal occupation of each member of the Board of Trustees of the Foundation (the "Trustees") are set forth below.


----------------------------- ------------------------------- -----------------
  Name and Title               Business or Residence Address     Principal
                                                                 Occupation

----------------------------- ------------------------------- -----------------
----------------------------- ------------------------------- -----------------
William G. Combs                 141 North Civic Drive         Executive Officer
President, Executive Officer     Walnut Creek, CA  94596       of The Thomas J.
and Trustee                                                    Long Foundation

----------------------------- ------------------------------- -----------------
----------------------------- ------------------------------- -----------------
Thomas R. Sweeney                368 Laurel Drive               Retired
Vice President and Trustee       Danville, CA  94526

----------------------------- ------------------------------- -----------------
----------------------------- ------------------------------- -----------------
Lolita L. Lowry                  1860 Tice Creek #1412         Retired
Treasurer and Trustee            Walnut Creek, CA  94595

----------------------------- ------------------------------- -----------------
----------------------------- ------------------------------- -----------------
Howard H. Bell                   Bell, Rosenberg and Hughes     Attorney
Secretary and Trustee            1300 Clay Street, Suite 1000
                                 Oakland, CA  94612

----------------------------- ------------------------------- -----------------
----------------------------- ------------------------------- -----------------
Robert M. Coakley                Safeco Insurance Company       Insurance
Trustee                          3000 Executive Parkway #300    Underwriter
                                 San Ramon, CA  94583

----------------------------- ------------------------------- -----------------
----------------------------- ------------------------------- -----------------
Sidne J. Long                    1493 Paseo Nogales             Entrepreneur
Trustee                          Alamo, CA  94507

----------------------------- ------------------------------- -----------------
----------------------------- ------------------------------- -----------------
Jill M. Rapier                   19 Kawai Lane                  Financial
Trustee                          Pleasant Hill, CA  94523       Consultant

----------------------------- ------------------------------- -----------------

     During the past five years, neither the Foundation nor any of the Trustees has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the Trustees are citizens of the United States of America.




Item 3.  Source and Amount of Funds or Other Consideration

     The shares of Common Stock held by the Foundation were contributed by inter vivos gift by Thomas J. Long and testamentary transfer from the Estate of Thomas
J. Long as described in Item 4.

Item 4.  Purpose of Transaction

     As of April 23, 1993, the date of death of Thomas J. Long, the Foundation held 27,345 shares of Common Stock which were gifted to the Foundation by Mr. Long prior to his death. On October 28, 1993, 1,823,189 shares of Common Stock were contributed to the foundation by testamentary transfer from the Estate of Thomas J. Long for the purpose of providing funds to the Foundation and assisting it in accomplishing its charitable goals, resulting in the Foundation being the holder of approximately 8.9% of the outstanding shares of Common Stock.
     On December 13, 1993, the Foundation disposed of 92,527 shares of Common Stock through a sale to Longs Drug Stores pursuant to the March 31, 1989 agreement between Thomas J. Long and Longs Drug Stores (the "Agreement") described in Item 6.

     On June 27, 1994, the Foundation disposed of 195,334 shares of Common Stock through a sale to Longs Drug Stores pursuant to the Agreement.

     On June 12,1995, the Foundation disposed of 195,334 shares of Common Stock through a sale to Longs Drug Stores pursuant to the Agreement.

     On June 17,1996, the Foundation disposed of 195,334 shares of Common Stock through a sale to Longs Drug Stores pursuant to the Agreement.

     On June 30, 1997, the Foundation disposed of 390,668 shares of Common Stock through a sale to Longs Drug Stores pursuant to the Agreement.

     The purpose of each of the above dispositions was to raise cash for the Foundation to further its charitable purposes and diversify its assets. Effective January 10, 1997, the Board of Directors of Longs Drug Stores issued a two for one split of the Common Stock which resulted in the Foundation being the holder of 2,344,010 shares of Common Stock.

     Except as set forth above, neither the Foundation nor any of the Trustees have any plans or proposals which relate to or would result in:

               (a) The acquisition by any person of additional securities of the Longs Drug Stores, or the disposition of securities of Longs Drug Stores, except for dispositions consistent with the Agreement described in Item 6.

               (b) An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving Longs Drug Stores or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of Longs Drug Stores or any of its subsidiaries;

               (d) Any change in the present Board of Directors or management of Longs Drug Stores, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
               (e) Any material change in the present capitalization or dividend policy of Longs Drug Stores;

               (f) Any other material change in Longs Drug Stores' business or corporate structure;

               (g) Changes in Longs Drug Stores charter,  by-laws or instruments
          corresponding   thereto  or  other   actions   which  may  impede  the
          acquisition of control of Longs Drug Stores;

               (h) Causing a class of securities to be delisted from national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of Longs Drug Stores becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Acamended; or

               (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     (a) and (b) The Trustees share the power to vote and the power to dispose of 1,953,342 shares of Common Stock held by the Foundation, which represent approximately 5% of the outstanding shares of Common Stock. Each of the Trustees disclaims the beneficial ownership of the Common Stock held by the Foundation. In addition, Mr. Combs, as a trustee of The J.M. Long Foundation, shares the power to vote and the power to dispose of 1,152,626 shares of Common Stock held by The J. M. Long Foundation, which represents approximately 3% of the outstanding shares of Common Stock. Mr. Combs disclaims the beneficial ownership of the Common Stock held by The J.M. Long Foundation.

     Excluding the shares of Common Stock held by the Foundation and the shares of Common Stock held by The J. M. Long Foundation, the following Trustees have sole or shared beneficial ownership of Common Stock as follows:

               (i) Mr. Combs is the beneficial owner of 11,095 shares of Common Stock which represent approximately .028% of the outstanding shares of Common Stock. Of these shares, Mr. Combs has the sole power to vote and dispose of 2,230 shares and the shared power to vote and dispose of 8,770 shares with his spouse, Norma L. Combs, as trustees of a family trust. Mrs. Combs resides at 96 Shuey Drive, Moraga, CA 94556, is not currently employed and is a citizen of the United States of America. During the past five years Mrs. Combs has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (ii) Mr. Sweeney is the beneficial owner of 19,288 shares of Common Stock which represent approximately .05 % of the outstanding shares of Common Stock. Mr. Sweeney shares the power to vote and dispose of these shares with his spouse, Anita M. Sweeney, as trustees of a family trust. In addition, Mrs. Sweeney is the custodian of 1,464 shares of Common Stock held for children. Mrs. Sweeney resides at 368 Laurel Drive, Danville CA 94526, is employed as a clerk at Rinehart Jewelry, 1632 Main Street, Walnut Creek, CA 94596, and is a citizen of the United States of America. During the past five years Mrs. Sweeney has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (iii) Ms. Lowry is the beneficial owner of 30,366 shares of Common Stock which represent approximately .075% of the outstanding shares of Common Stock.

               (iv) Mr. Bell is the beneficial owner of 8,000 shares of Common Stock which represent approximately .02% of the outstanding shares of Common Stock.

               (v) Ms. Long is the beneficial owner of 1,550 shares of Common Stock which represent approximately .003 % of the outstanding shares of Common Stock.

               (c) No transactions in the Common Stock were effected by the Foundation or the Trustees during the past sixty days.

               (d) No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock referred to in paragraph
          (a) and (b) above.

               (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Pursuant to an agreement, dated March 31, 1989, by and among Thomas J. Long and Longs Drug Stores (the "Agreement"), shares of Common Stock held by or acquired by the Foundation after the death of Thomas J. Long are subject to certain restrictions regarding the sale, assignment, transfer or other disposition thereof. In general, Common Stock held by the Foundation only may be disposed of in accordance with the terms of the Agreement. Under the Agreement, within the 270 day period following the death of Thomas J. Long, and within each 270 day period following each of the first nine anniversaries of the death of Thomas J. Long, the Foundation may demand that Longs Drug Stores purchase up to a percentage of Common Stock held by the Foundation as is determined in accordance with the Agreement at the adjusted market value of such shares of Common Stock as defined in the Agreement. The Foundation may also demand that Longs Drug Stores purchase all of the Common Stock held by it in the event of a tender offer or an exchange offer for the Common Stock. If Longs Drug Stores fails, refuses or declines to purchase all of the Common Stock included within any demand, then the Common Stock included in such demand shall thereafter be free of any rights or options of Longs Drug Stores and the Foundation may deal with such Common Stock, and exercise all rights of ownership with respect thereto, free from the provisions of the Agreement.


Item 7.  Material to be Filed as Exhibits

Exhibit 7.01:  Agreement  dated March 31, 1989,  by and among Thomas J. Long and
                  Longs Drug Stores.(incorporated by reference to Exhibit 7.01 of the Schedule 13D amendment #4as filed on June 11, 1997)

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             THE THOMAS J. LONG FOUNDATION



Date: February 4, 1998                        s/ W.G.Combs
                                             -----------------------------------
                                             W. G. Combs
                                             President and Trustee